                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

        [X] Annual Report Pursuant to Section 15(d) of the Securities and
                              Exchange Act of 1934

                    For fiscal year ended: December 31, 2000

             [ ] Transition Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

              For the transition period from ________ to _________


                         Commission file number: 1-10147

             THE REYNOLDS AND REYNOLDS COMPANY TAX DEFERRED SAVINGS
                               AND PROTECTION PLAN

                            (Full Title of the Plan)

                        THE REYNOLDS AND REYNOLDS COMPANY
                   115 SOUTH LUDLOW STREET, DAYTON, OHIO 45402

           (Name of Issuer and Address of Principal Executive Offices)

     THE REYNOLDS AND REYNOLDS COMPANY
     TAX DEFERRED SAVINGS AND PROTECTION
     PLAN

     Financial Statements as of December
     31, 2000 and 1999 and for the Years
     then Ended and Supplemental
     Schedule as of December 31, 2000
     and Independent Auditors' Report

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                 4 - 7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000 -

   Schedule of Assets Held for Investment Purposes at End of Year                                               8 - 14

SIGNATURE                                                                                                          15

EXHIBIT 23: INDEPENDENT AUDITORS' CONSENT                                                                          16

INDEPENDENT AUDITORS' REPORT


The Reynolds and Reynolds Company
  Tax Deferred Savings and Protection Plan:

We have audited the accompanying statements of net assets available for benefits of The Reynolds and Reynolds Company Tax Deferred Savings and Protection Plan (the "Plan"), as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Dayton, Ohio
May 24, 2001

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

ASSETS                                                 2000            1999
Investments, at fair value (Notes B and H):
  Common Stocks                                     $  2,579,286    $  2,550,234
  Money Market Fund                                      258,013       1,107,769
  Mutual Funds                                       290,273,004     442,327,726
  Other                                                   16,683          20,137
  Participant Loans                                   14,773,084      21,784,454
                                                    ------------    ------------
          Total Investments                          307,900,070     467,790,320

Cash                                                     432,682       1,564,486
                                                    ------------    ------------
          Total Assets                               308,332,752     469,354,806

LIABILITIES

Life insurance premiums payable                           10,335          14,214
                                                    ------------    ------------
          Total Liabilities                               10,335          14,214
                                                    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS                   $308,322,417    $469,340,592
                                                    ============    ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                        2000             1999
ADDITIONS:
  Employee contributions                          $  22,362,275    $  23,268,735
  Employer contributions                              7,494,290        9,307,428
  Rollovers                                           1,297,328        2,612,430
  Cash values invested                                  127,448           33,443
  Interest and dividends                             37,134,081       28,432,924
  Net (depreciation) appreciation in
     fair value of investments                      (32,337,460)      43,503,834
                                                  -------------    -------------
          Total Additions                            36,077,962      107,158,794
                                                  -------------    -------------
DEDUCTIONS:
  Life insurance premiums paid                          127,370          149,315
  Distributions to participants                      33,833,847       28,400,433
  Administrative expenses                               794,876          480,112
                                                  -------------    -------------
          Total Deductions                           34,756,093       29,029,860
                                                  -------------    -------------
NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS BEFORE TRANSFER                1,321,869       78,128,934

TRANSFER TO OTHER PLAN (Note G)                    (162,340,044)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 469,340,592      391,211,658
                                                  -------------    -------------
  End of year                                     $ 308,322,417    $ 469,340,592
                                                  =============    =============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


A.    DESCRIPTION OF PLAN

      The following brief description of The Reynolds and Reynolds Company Tax Deferred Savings and Protection Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a defined contribution savings plan and is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All salaried, non-union hourly and certain groups of union employees of The Reynolds and Reynolds Company (the "Company") are eligible to participate upon the first day of employment. The Plan is administered by a Committee appointed by the Company.

      CONTRIBUTIONS - Eligible employees may elect to become participants by contributing from 1% to 20% of their earnings through tax-deferred payroll deductions. Generally, the Company contributes 40% of the first 3% of the participant's compensation, provided that the participant contributes at least 3% of compensation to the Plan. The Company also makes an additional employer discretionary contribution ("ERD") each year to eligible employees, which is a flat dollar amount that is the same for each participant. These contributions are made at the Company's discretion and currently are based on the Company's return on equity.

      PARTICIPANT ACCOUNTS - Participants may elect to invest their tax-deferred and after-tax contributions in the Plan's Funds as follows: A participant's contribution may be invested in whole number multiples in the Invesco Select Income Fund, Invesco Total Return Fund, IRT International Equity Fund, IRT 500 Index Fund, Brandywine Fund, Certus Fixed Income Fund, Pimco Capital Appreciation Fund, MFS Growth Opportunities Fund, MFS Investors Growth Fund, MAS Value Advisors Fund, Neuberger & Berman Genesis Trust Fund, Neuberger & Berman Guardian Fund, Franklin Small Capital Growth I Fund, or a Participant Self-Brokered account. Income on the funds is calculated on a daily basis and expenses are allocated to participant's accounts monthly according to the ratio of an individual participant's account to the total of all participant's accounts.

      VESTING AND DISTRIBUTIONS - Participants' accounts, except for balances related to ERD, are fully vested at all times. Vesting in the ERD amounts is 0% until three years from the participant's hire date, at which time they become 100% vested. A participant who has reached the age of 59-1/2 may elect to withdraw all or a portion of their account.

      Participants may also apply for hardship withdrawals from their tax-deferred contribution accounts, subject to approval by the Plan's Committee.

      Distributions and withdrawals under this Plan are subject to federal income tax withholding as prescribed by Section 3405 of the Internal Revenue Code and the regulation thereunder or any other withholding required by law.

      LOANS - Participants may borrow from their account (excluding insurance) on the terms specified by the Committee. The maximum loan amount is defined in the Plan agreement and, in any case, cannot exceed the amount credited to the participant's account. A loan to a participant is funded by a reduction of the participant's 401(k) account prorated based on the current balance of each respective fund.

      The interest rate on loans is determined weekly by using a pooled five year certificate of deposit rate from the top 250 money centers in the country plus 1%. Interest on the loan is paid back directly into the participant's account. Loan repayments are made through payroll deductions but can be repaid in full at any time.

      FORFEITURE ACCOUNT - Funds that are forfeited by participants are transferred to a forfeiture hold account and invested in the Certus Fixed Income Fund. The forfeiture hold account is used to offset next year's Employer Discretionary Contribution. The account is also used to rebuild a rehired participant's account if the ERISA break-in-service rules determine the participant is entitled to any previously forfeited funds.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      VALUATION OF CERTUS FIXED INCOME FUND - The Plan's investment in the benefit responsive guaranteed investment contracts is valued at contract value. Contract value represents contributions made by participants and the Company, plus interest at the contract rate, less withdrawals or transfers by participants.

      INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are stated at fair value, determined by quoted prices in an active market, of the underlying assets of the funds. Security transactions are recorded on trade dates. Gains and losses are computed using the specific-identification method.

      UNIVERSAL LIFE POLICIES available to the participants of the Plan are allocated life insurance contracts and, therefore, are not included in assets of the Plan. These policies cover the participant and the participant's spouse or children.

      ESTIMATES - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases to the Plan's net assets available for benefits during the reporting period. Actual results could differ from the estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

C.    GUARANTEED INVESTMENT CONTRACTS

      CERTUS FIXED INCOME FUND - The Plan has entered into guaranteed investment contracts issued by a variety of insurance companies. Certus Asset Management is the investment manager for this Fund. At December 31, 2000, this fund includes $59,641,889 of fully benefit responsive guaranteed investment contracts with contract interest rates ranging from 5.47% to 7.64% and an average yield of 6.39% based on contract value and cash equivalents of $6,024,445. The fair value of these contracts at December 31, 1999, was $85,196,653 and cash equivalents were $11,131,711. No valuation reserves are against these contracts.

D.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated February 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E.    CASH VALUES EARNED FROM LIFE INSURANCE POLICIES

      Participants in the life insurance fund earned $109,242 and $123,437 in cash values from life insurance policies for the years ended December 31, 2000 and 1999, respectively.

F.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of common stock of the Reynolds & Reynolds Company and shares of mutual funds managed by Invesco. The Reynolds and Reynolds Company is the Plan Sponsor and Invesco is related to Institutional Trust Company, the trustee of the Plan. These transactions qualify as party-in-interest transactions.

G.    TRANSFER TO OTHER PLAN

      During 2000, the Company sold their Information Solutions Group. This sale resulted in the participants employed by this division transferring assets of $162,340,044 to another Plan.

H.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                       DECEMBER 31, 2000                 DECEMBER 31, 1999
                                                 -----------------------------     -----------------------------
                                                    NUMBER          CONTRACT          NUMBER         CONTRACT
                                                      OF            OR FAIR             OF            OR FAIR
                                                    SHARES           VALUE            SHARES           VALUE
Brandywine Fund                                      874,886     $ 25,712,913          759,576     $ 32,570,613
Certus Fixed Income Fund                           5,700,203       65,666,334        8,861,855       96,328,364
Invesco Total Return Fund                                                            1,110,408       32,157,409
IRT 500 Index Fund                                   828,119       26,234,800        1,581,761       55,171,819
IRT International Equity Fund                        923,231       19,313,986        1,386,843       32,244,104
MFS Growth Opportunities Fund                      3,259,581       38,397,865        3,003,553       57,277,763
MFS Investor Growth Fund                           1,076,506       18,451,307        1,314,389       26,721,537
Pimco Investor Capital Appreciation Fund           2,255,452       45,627,789        2,520,687       62,689,478

I.    PLAN TERMINATION

      Although it has not expressed an intention to do so, the Company may amend or terminate the Plan for any reason at any time subject to the provisions of ERISA. In the event of termination of the Plan, participants are entitled to receive distributions of their account balances.

                                   * * * * * *

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------
                                                                                (c)
                              (b)                               DESCRIPTION OF INVESTMENT INCLUDING                     (e)
                 IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST, COLLATERAL,               CURRENT
  (a)               LESSOR OR SIMILAR PARTY                            PAR OR MATURITY VALUE                           VALUE
        Common Stocks:
          ABM Inds Inc.                                                     150 shares                                $ 4,594
          AT&T Corp                                                         925 shares                                 15,956
          ATG, Inc.                                                         100 shares                                     78
          Adaptive Broadband Corp.                                          300 shares                                  1,838
          Adaptec, Inc.                                                     200 shares                                  2,050
          Advanced Tissue Sciences, Inc.                                     50 shares                                    152
          Advanced Micro Devices, Inc.                                      440 shares                                  6,078
          Agilent Tech, Inc.                                                100 shares                                  5,475
          Airborne, Inc.                                                    100 shares                                    975
          Albertsons, Inc.                                                  500 shares                                 13,250
          Allstate Corp.                                                    500 shares                                 21,782
          Amazon.Com, Inc.                                                  100 shares                                  1,556
          America Online, Inc.                                            1,552 shares                                 54,010
          American Electric Power Co.                                       100 shares                                  4,650
          American Management Systems, Inc.                                 200 shares                                  3,963
          American Tower Systems                                            100 shares                                  3,788
          Amerigon, Inc.                                                    300 shares                                    600
          Amgen, Inc.                                                       572 shares                                 36,573
          Apogee Enterprises                                              1,000 shares                                  5,375
          Apple Computer, Inc.                                              100 shares                                  1,488
          Applied Materials, Inc.                                           645 shares                                 24,631
          Arvinmeritor, Inc.                                                200 shares                                  2,275
          At Home Corp                                                      700 shares                                  3,872
          Asyst Technologies, Inc.                                          100 shares                                  1,344
          Avaya, Inc.                                                        22 shares                                    227
          Aviation Sales CC                                                 100 shares                                    250
          BMC Software, Inc.                                                175 shares                                  2,450
          Ballard Power Sys, Inc.                                           478 shares                                 30,189
          Bank One Corp.                                                    300 shares                                 10,988
          BEA Systems, Inc.                                                 200 shares                                 13,463
          Bio Technology General Corp.                                      500 shares                                  3,532
          Biocryst Pharmaceuticals, Inc.                                  1,000 shares                                  6,625
          Biogen, Inc.                                                      100 shares                                  6,006
          Biomira, Inc.                                                     500 shares                                  2,688
          Broadcom Corp                                                      84 shares                                  7,056
          Broadvision, Inc.                                                 100 shares                                  1,181
          Brocade Communications Sys, Inc.                                  200 shares                                 18,363
          CVS Corp.                                                         165 shares                                  9,890
          Cable Design Technologies Corp.                                   150 shares                                  2,522
          Caldera Sys, Inc.                                                 600 shares                                  1,163
          Callaway Golf Co.                                                  80 shares                                  1,490
          Calypte Biomedical Corp.                                        1,000 shares                                  1,047
          Cambridge Technology Partners Mass, Inc.                          250 shares                                    656
          Caremark RX, Inc.                                                  82 shares                                  1,112


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.            (Continued)

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                                (c)
                              (b)                               DESCRIPTION OF INVESTMENT INCLUDING              (e)
                 IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST, COLLATERAL,        CURRENT
  (a)               LESSOR OR SIMILAR PARTY                            PAR OR MATURITY VALUE                    VALUE
        Common Stocks (Continued):
          Cendant Corp.                                                     100 shares                         $   963
          Check Point Software Tech Ltd.                                     82 shares                          10,952
          China Broadband Corp Ltd Adr                                    1,000 shares                             656
          Circuit City Stores, Inc.                                         200 shares                             788
          Cisco System, Inc.                                              8,607 shares                         329,218
          CitiGroup, Inc.                                                   133 shares                           6,791
          Cityview Corp. Ltd.                                             2,500 shares                             900
          Coca Cola Company                                                 300 shares                          18,281
          Cognex Corp.                                                       50 shares                           1,106
          Communications Intelligence Corp.                               1,500 shares                           1,547
          Compaq Computer Co.                                               950 shares                          14,298
          Computer Association Intl.                                        100 shares                           1,950
          ConAgra, Inc.                                                     300 shares                           7,800
          Conexant Sys, Inc.                                                340 shares                           5,228
          Conseco, Inc.                                                   1,000 shares                          13,188
          Corel Corp.                                                     1,000 shares                           1,594
          Corning, Inc.                                                     203 shares                          10,721
          Cyber-Care, Inc.                                                  400 shares                             850
          Cytogen Corp.                                                   1,100 shares                           2,578
          D R Horton, Inc.                                                  272 shares                           6,647
          Dallas Semiconductor Corp.                                        125 shares                           3,203
          Dell Computer Corp.                                               511 shares                           8,911
          Delphi Automotive Systems                                         500 shares                           5,625
          Disney Walt Co.                                                   650 shares                          18,810
          Dollar General Corp.                                              125 shares                           2,359
          Dover Corp.                                                       100 shares                           4,056
          DSET Corp.                                                         30 shares                              54
          Du Pont E I De Nemours & Co.                                      100 shares                           4,831
          E Loan, Inc.                                                      250 shares                             125
          E M C Corp.                                                       558 shares                          37,107
          Earthlink, Inc.                                                    80 shares                             402
          El Helon Corp.                                                    595 shares                           9,557
          EFunds Corp.                                                      275 shares                           2,527
          Elan Corp PLC ADR                                                  20 shares                             936
          Enesco GRP, Inc.                                                   60 shares                             281
          Etoys, Inc.                                                       327 shares                              61
          Exodus Communications, Inc.                                        20 shares                             400
          Extreme Networks, Inc.                                             44 shares                           1,722
          Fargo Electronics, Inc.                                           258 shares                             516
          Freddie Mac                                                       100 shares                           6,888
          Fannie Mae                                                        100 shares                           8,675
          Fedex Corp.                                                       300 shares                          11,988
          Finet Holdings Corp.                                            3,000 shares                             189
          Finova Group, Inc.                                              3,000 shares                           3,000
          Firepond, Inc.                                                    800 shares                           7,550
          First Union Corp                                                  100 shares                           2,781
          Fonix Corp.                                                     1,000 shares                             295
          Ford Motor Co.                                                    200 shares                           4,688
          G & K Services, Inc.                                              200 shares                           5,625
          GAP, Inc.                                                         150 shares                           3,825


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.           (Continued)

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------
                                                                                (c)
                              (b)                               DESCRIPTION OF INVESTMENT INCLUDING              (e)
                 IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST, COLLATERAL,         CURRENT
  (a)               LESSOR OR SIMILAR PARTY                            PAR OR MATURITY VALUE                     VALUE
        Common Stocks  (Continued):
          Galileo Tech Ltd.                                                 220 shares                        $  2,970
          Gateway, Inc.                                                      25 shares                             450
          Genelabs Techs, Inc.                                              500 shares                           2,047
          General Communications, Inc.                                    1,500 shares                          10,500
          General Electric Company                                        2,408 shares                         115,435
          General Magic, Inc.                                             1,000 shares                           1,406
          Geron Corp.                                                       100 shares                           1,544
          Glaxo Wellcome PLC Sponsored ADR                                   50 shares                           2,800
          Global Crossing Ltd.                                              787 shares                          11,264
          Hasbro, Inc.                                                      250 shares                           2,656
          Hewlett-Packard Co.                                               200 shares                           6,313
          Home Depot, Inc.                                                   25 shares                           1,142
          Hot Topic, Inc.                                                   200 shares                           3,288
          Hyseq, Inc.                                                       100 shares                           1,438
          ICG Comm, Inc.                                                    100 shares                               0
          ICOS Corp.                                                        300 shares                          15,581
          Imaging Tech Corp.                                              2,000 shares                              98
          Imaginon, Inc.                                                  3,000 shares                             282
          Immunex Corp.                                                     400 shares                          16,250
          Impco Technologies, Inc.                                          200 shares                           2,400
          Infocure Corp.                                                    250 shares                             938
          Infospace Com, Inc.                                               116 shares                           1,026
          Intel Corp.                                                     4,780 shares                         143,701
          Intelect Communications, Inc.                                     200 shares                              75
          Internap Network Svcs Corp.                                        20 shares                             145
          International Business Machine                                    231 shares                          19,635
          Internet Capital Group, Inc.                                      539 shares                           1,768
          Interspeed, Inc.                                                  200 shares                              56
          Interwave Comm International Ltd.                                 225 shares                             352
          Iomega Corp.                                                    5,235 shares                          17,537
          12 Tech, Inc.                                                      80 shares                           4,350
          JDS Uniphase Corp.                                                277 shares                          11,548
          Johnson & Johnson                                                 790 shares                          83,000
          Jos A Bank Clothiers, Inc.                                        600 shares                           2,700
          Juniper Networks, Inc.                                            256 shares                          32,272
          Knight Trading Group, Inc.                                        100 shares                           1,394
          Kroger Company                                                    100 shares                           2,706
          Kulicke & Soffa Inds, Inc.                                        125 shares                           1,406
          LSI Logic Corp.                                                 1,450 shares                          24,781
          Lanier Worldwide, Inc.                                          1,175 shares                           3,525
          Laser Vision Centers, Inc.                                        388 shares                             631
          Lernount & Hauspie Speech PRC                                     180 shares                               0
          Lexmark International Group, Inc.                                 100 shares                           4,431
          Lightpath Tech, Inc.                                              412 shares                           5,717
          Lilly Eli & Co.                                                   100 shares                           9,306
          Logility, Inc.                                                    200 shares                             313
          Lucent Tech, Inc.                                                 281 shares                           3,794
          MBIA, Inc.                                                         25 shares                           1,853
          Media Arts Group, Inc.                                            500 shares                           2,157
          Merck & Co, Inc.                                                   25 shares                           2,341
          Mercury General Corp.                                             200 shares                           8,775
          Metricom, Inc.                                                    565 shares                           5,686

*  Party-in-interest.
Column (d) has been omitted because it is not applicable.           (Continued)

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

---------------------------------------------------------------------------------------------------------------------
                                                                                (c)
                              (b)                               DESCRIPTION OF INVESTMENT INCLUDING            (e)
                 IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST, COLLATERAL,      CURRENT
  (a)               LESSOR OR SIMILAR PARTY                            PAR OR MATURITY VALUE                  VALUE
        Common Stocks (Continued):
          Metromedia Fiber Network, Inc.                                  1,015 shares                       $  10,277
          Microsoft Corp.                                                 2,274 shares                          98,635
          Microchip Tech, Inc.                                              375 shares                           8,227
          Motorola, Inc.                                                    735 shares                          14,884
          NASDAQ 100 Tr Unit Ser 1                                          160 shares                           9,340
          Navisite, Inc.                                                    200 shares                             469
          Network Appliance Corp.                                           462 shares                          29,655
          Network Plus Corp.                                                250 shares                             625
          New Skies Satellites N V                                        1,000 shares                          10,125
          Nexell Therapeutics, Inc.                                         100 shares                             303
          Nextell Comm, Inc.                                                 50 shares                           1,238
          Niku Corp.                                                        100 shares                             731
          Nokia Corp                                                        690 shares                          30,015
          Nortel Networks Corp.                                             541 shares                          17,346
          Northpoint Comm Hldgs, Inc.                                     5,000 shares                           1,720
          Oracle Corporation                                                511 shares                          14,851
          Orchid Biosciences, Inc.                                          100 shares                           1,400
          Pmc-Sierra, Inc.                                                  110 shares                           8,649
          Palm, Inc.                                                        377 shares                          10,674
          Parker Hannifin Corp.                                             300 shares                          13,238
          Paxson Communications Corp.                                       500 shares                           5,969
          Paychex, Inc.                                                     300 shares                          14,588
          Peoplesoft, Inc.                                                  200 shares                           7,438
          Peregrine Pharmaceuticals, Inc.                                 1,819 shares                           1,706
          Petsmart, Inc.                                                  1,500 shares                           4,313
          Pfizer, Inc.                                                      430 shares                          19,780
          Pharmacia Corp.                                                    59 shares                           3,599
          Priceline Com, Inc.                                               100 shares                             131
          Primus Telecomms GP                                               100 shares                             231
          Procter & Gamble Co.                                              710 shares                          55,691
          PsiNet, Inc.                                                    1,700 shares                           1,222
          Qualcomm, Inc.                                                    537 shares                          44,135
          Qwest Comm. International, Inc.                                   200 shares                           8,175
          RF Micro Devices, Inc.                                            660 shares                          18,109
          Rambus, Inc.                                                    1,000 shares                          36,125
          Rand Cap Corp.                                                    150 shares                             328
          Red Hat, Inc.                                                     685 shares                           4,281
          Regent Comm, Inc.                                                 200 shares                           1,188
      *   Reynolds & Reynolds Company                                    14,121 shares                         285,950
          Rite Aid Corp.                                                  2,000 shares                           4,750
          Safety Kleen Corp.                                                775 shares                              58
          St Jude Medical, Inc.                                              50 shares                           3,072
          Schwab Charles Corp.                                              150 shares                           4,256
          Sciclone Pharmaceutic, Inc.                                       150 shares                             600
          Senior HSG PPTYS TR                                               230 shares                           2,142
          Sensar Corp.                                                      800 shares                             350
          Sherwin Williams CC                                               150 shares                           3,947
          Siebel Systems, Inc.                                              500 shares                          33,813


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.            (Continued)

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

---------------------------------------------------------------------------------------------------------------------
                                                                               (c)
                             (b)                               DESCRIPTION OF INVESTMENT INCLUDING              (e)
                IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST, COLLATERAL,        CURRENT
 (a)               LESSOR OR SIMILAR PARTY                            PAR OR MATURITY VALUE                    VALUE
      Common Stocks (Continued):
        Softech, Inc.                                                    4,000 shares                          $ 1,000
        Solectron Corp.                                                    100 shares                            3,390
        Sportmans Guide, Inc.                                              200 shares                              138
        Stemcells, Inc.                                                    950 shares                            2,375
        Stmicroelectronics N V                                             450 shares                           19,266
        Sun Microsystem, Inc.                                              790 shares                           22,021
        Suntrust Banks, Inc.                                               200 shares                           12,600
        Swift Transn, Inc.                                                 250 shares                            4,953
        Taiwan Semiconductor Manufacturing Co Ltd.                         164 shares                            2,829
        Telecom Holders Tr Adr                                             100 shares                            5,338
        Teleflex, Inc.                                                     150 shares                            6,628
        Teradyne, Inc.                                                     100 shares                            3,725
        Terex Corp.                                                        175 shares                            2,833
        Teva Pharmaceuticals Inds Ltd Adr                                   20 shares                            1,465
        Texas Instruments, Inc.                                             65 shares                            3,079
        Textron, Inc.                                                       75 shares                            3,488
        3Com Corp.                                                         120 shares                            1,020
        Troy Group, Inc.                                                   270 shares                            1,342
        Tyco International Ltd.                                            590 shares                           32,745
        USX Marathon Group                                                 100 shares                            2,775
        US Plastic Lumber Co.                                              200 shares                              244
        Universal Access, Inc.                                             100 shares                              800
        Uromed Corp.                                                       500 shares                            1,032
        Urocor, Inc.                                                       500 shares                            4,375
        VA Linux Sys, Inc.                                                 201 shares                            1,633
        V F Corp.                                                          100 shares                            3,624
        Valspar Corp.                                                      150 shares                            4,827
        Veritas Software Corp.                                              30 shares                            2,625
        Verticalnet, Inc.                                                1,000 shares                            6,656
        Vignette Corp.                                                     150 shares                            2,700
        Wal-Mart Stores, Inc.                                              149 shares                            7,916
        Walgreen Company                                                    25 shares                            1,045
        Wendy's International, Inc.                                        100 shares                            2,625
        Werner Enterprises, Inc.                                           300 shares                            5,100
        Western Digital Corp.                                              500 shares                            1,219
        Worldcom, Inc.                                                   1,325 shares                           18,633
        Xeta Corp.                                                         200 shares                            2,000
        Xircom                                                              50 shares                              775
        Xerox Corp.                                                        580 shares                            2,683
        Xybernaut Corp.                                                    800 shares                            1,338
                                                                                                            ----------
                Total Common Stock                                                                           2,579,286
                                                                                                             ---------
      Money  Market Fund -
        SSGA                                                    Money Market Fund, 258,013 shares              258,013
                                                                                                             ---------


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.            (Continued)

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                                (c)
                              (b)                               DESCRIPTION OF INVESTMENT INCLUDING             (e)
                 IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST, COLLATERAL,        CURRENT
  (a)               LESSOR OR SIMILAR PARTY                            PAR OR MATURITY VALUE                    VALUE

        Mutual Funds:
          Alger                                          Capital Appreciation Class C, 11,557.2 shares       $  123,200
          Alliance                                       Technology Class A, 63.3 shares                          5,750
          American Century                               Technology, 1,117.4 shares                               3,732
          Berger                                         New General Retail, 217.1 shares                         3,461
          Berkshire                                      Focus Fund, 236.9 shares                                 7,925
          Brandywine                                     Fund, 874,886 shares                                25,712,913
          Certus                                         Fixed Income, 5,700,203 shares                      65,666,334
          Davis                                          New York Venture Class A, 77.1 shares                    2,217
          Excelsior                                      Income Business & Indl Restructuring, 68.2 shares        2,309
          Fidelity                                       Mid Cap Stock, 122.1 shares                              3,182
          Spartan                                        High Income, 1,766.9 shares                             16,697
          Fidelity                                       Emerging Growth, 550.6 shares                           19,918
          Fidelity                                       Four-in-One Index, 1,686.6 shares                       42,013
          Fidelity                                       Blue Chip Growth, 175.9 shares                           9,066
          Fidelity                                       Select Wireless Portfolio, 50.0 shares                     417
          Fidelity                                       Select NWK & Infrastructure, 50.0 shares                   297
          Firsthand                                      Technology Value, 725.5 shares                          53,933
          Franklin                                       Small Cap Growth I, 385,323 shares                  15,154,761
          Harbor                                         Capital Appreciation, 325.7 shares                      11,590
          IPS                                            Millenium Fund, 162.8 shares                             8,452
          The Internet                                   Fund, 50.8 shares                                        1,227
      *   Invesco                                        Dynamics N/C, 528.9 shares                              12,573
      *   Invesco                                        Growth and Income N/C, 561.4 shares                      8,983
      *   Invesco                                        Health Sciences N/C, 195.1 shares                       11,588
      *   Invesco                                        Technology N/C, 670.6 shares                            40,082
      *   Invesco                                        Telecomm #39 N/C, 998.0 shares                          36,211
      *   Invesco                                        Select Fund, 918,422 shares                          5,446,240
      *   Invesco                                        Total Income Return, 561,475 shares                 14,839,771
          IRT                                            International Equity, 923,231 shares                19,313,986
          IRT                                            500 Index, 828,119 shares                           26,234,800
          Jacob                                          Internet, 390.2 shares                                     823
          Janus                                          Fund, 7,325.9 shares                                   243,880
          Janus                                          Investment Growth & Income, 593.9 shares                20,997
          Janus                                          Investment Woldwide, 1,922.9 shares                    109,339
          Janus                                          Orion Fund, 434.3 shares                                 3,045
          Janus                                          Global Technology, 2,309.8 shares                       46,705
          Janus                                          Global Life Sciences, 2,517.3 shares                    53,996
          Janus                                          Olympus, 2,266.0 shares                                 93,248
          Janus                                          Enterprise, 361.3 shares                                19,249
          Janus                                          Investment Mercury, 5,123.7 shares                     152,022
          Janus                                          Investment Balanced, 258.4 shares                        5,489
          Mas                                            Value Advisor, 457,546 shares                        6,753,384
          Mas                                            Mid Cap Growth Institutional, 484.9 shares              12,021
          MFS                                            Growth Opportunities, 3,259,581 shares              38,397,865
          MFS                                            Investor Growth, 1,076,506 shares                   18,451,307
          Managers FDS                                   Capital Appreciation, 200.6 shares                       8,587
          Montag & Caldwell                              Growth Fund, 401.2 shares                               11,167
          Monument                                       Internet, 325.8 shares                                   2,316
          Munder                                         Future Technology Class B, 632.1 shares                  5,512
          Munder                                         Net Net Class C, 113.6 shares                            3,876


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.            (Continued)

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                               (c)
                             (b)                               DESCRIPTION OF INVESTMENT INCLUDING               (e)
                IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST, COLLATERAL,         CURRENT
 (a)               LESSOR OR SIMILAR PARTY                            PAR OR MATURITY VALUE                     VALUE
      Mutual Funds (Continued):
        Neuberger & Berman                              Genesis Trust, 58,793 shares                         $ 1,572,708
        Neuberger & Berman                              Guardian Trust, 395,607 shares                         4,632,552
        Northeast Investors                             Growth Fund, 153.1 shares                                  3,099
        Oppenheimer                                     Main St Inc & Growth Class A, 51.0 shares                  1,860
        Oppenheimer                                     Global Growth & Income Class C, 3,425.1 shares            91,316
        PBHG                                            Select Equity, 61.1 shares                                 2,520
        PBHG                                            Tech & Communication, 323.7 shares                        11,148
        PBHG                                            Large Cap 20,322.0 shares                                  8,115
        Pilgrim                                         Growth Opportunity Class C, 380.4 shares                   9,181
        Pilgrim                                         Growth & Value Class B, 736.6 shares                      12,509
        Pilgrim                                         Growth & Value Class C, 7,037.6 shares                   119,429
        Pimco                                           Investor Capital Appreciation, 2,255,452 shares       45,627,789
        Putnam                                          Fund for Growth & Income Class A, 98.6 shares              1,927
        Putnam                                          Health Sciences Trust Class M, 150.8 shares               11,962
        Putnam                                          International Growth Class B, 650.4 shares                15,735
        RS                                              Emerging Growth N/C, 847.2 shares                         37,289
        Red Oak                                         Technology Select, 1,008.8 shares                         21,973
        Reynolds                                        Blue Chip Growth, 295.2 shares                            14,508
        Rockhaven                                       Premier Dividend Fund, 171.6 shares                        2,569
        Rydex                                           OTC Fund, 3,011.6 shares                                  50,926
        Select                                          Technology, 154.5 shares                                  13,716
        Select                                          Develop Communications, 131.5 shares                       3,892
        Select                                          Biotechnology, 488.3 shares                               42,385
        Select                                          Brokerage & Investment Mgmt, 212.9 shares                 11,314
        Select                                          Electronics, 199.7 shares                                 11,541
        State St Research                               Aurura Class D, 543.5 shares                              14,486
        Strong                                          Government Securities Income, 2,556.0 shares              27,068
        Strong                                          Opportunity Income, 52.4 shares                            2,219
        T Rowe Price                                    Dividend Growth, 803.8 shares                             17,589
        T Rowe Price                                    International New Asia, 1,210.8 shares                     8,355
        T Rowe Price                                    Science & Technology, 1,015.2 shares                      36,111
        Thornburg                                       Value Class A, 73.1 shares                                 2,296
        Van Eck                                         Asia Dynasty Class A, 188.6 shares                         1,315
        Vanguard                                        US Growth Portfolio, 239.8 shares                          6,633
        Vanguard                                        Growth & Income, 750.9 shares                             24,076
        Vanguard                                        GNMA Fixed Income Securities, 22,187.7 shares            227,203
        Vanguard                                        Index Trust S&P 500 Portfolio, 1,055.8 shares            128,661
        Vanguard                                        Total Stock Market, 3,640.0 shares                       106,507
        Vanguard                                        Growth Index, 1,184.9 shares                              36,225
        Warburg                                         Pincus Japan Growth, 526.6 shares                          3,666
        Weitz                                           Value, 1,068.8 shares                                     37,645
        White Oak                                       Growth Stock, 1,149.9 shares                              72,530
                                                                                                          --------------
                Total Mutual Funds                                                                           290,273,004
                                                                                                          --------------
      Other:
        Cedar Fair L P Dep Unit                         300 units                                                  5,505
        HRPT Properties Trust                           300 units                                                  2,269
        LTC Properties,  Inc.                           700 units                                                  2,494
        National Health                                 400 units                                                  2,950
        Van Kampen                                      Focus Portfolios Unit 242
                                                          Bandwidth, 461 units                                     2,296
        Van Kampen                                      Focus Portfolios Unit 242
                                                          Semiconductor, 218 units                                 1,169
                                                                                                          --------------
                Total Other                                                                                       16,683
                                                                                                          --------------
      Participant Loans                                 8% - 10%                                              14,773,084
                                                                                                          --------------
TOTAL                                                                                                      $ 307,900,070
                                                                                                           =============


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.            (Concluded)

                                   SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       THE REYNOLDS AND REYNOLDS
                                       COMPANY TAX DEFERRED SAVINGS
                                       AND PROTECTION PLAN

                                       /s/ Dale L. Medford

                                       -----------------------------------------
                                       Dale L. Medford, Executive Vice President and Chief Financial Officer

Dated: June 28, 2001